

Mail Stop 3233

October 26, 2015

Via E-mail
Jack Fonss
President and Chief Executive Officer
AccuShares Trust I
300 First Stamford Place, 4th Floor East
Stamford, CT 06902

> **Re: AccuShares Trust I**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 29, 2015**
> **File No. 333-204416**

Dear Mr. Fonss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 19, 2015 letter.

General

1. We note your response to prior comment 1, stating that the Sponsor will begin measuring for a material deviation upon the commencement of trading for each fund on the Nasdaq OMX. Please reconcile this with your disclosure on page 3, and elsewhere in the registration statement, that monitoring for a corrective distribution will begin on the later to occur of 15 calendar days after the inception of operations and the commencement of the Fund's second Measuring Period.

2. We note your response to prior comment 2 and your new risk factor on page 27. However, we continue to believe that disclosure of the tracking errors experienced to date by the Spot CBOE VIX Fund would be useful to investors here. Please revise your risk factor to explain that the trading prices of the Spot CBOE VIX Fund have experienced material deviations from the class values of its shares since commencing operations. You may balance such disclosure with the reasons why the performance of the Spot CBOE VIX Fund is not expected to correlate to the performance of the Crude Oil Fund elsewhere in the prospectus.

Financial Statements, page F-1

3. We note that you have only included unaudited financial statements as of March 31, 2015. Please update your financials in your next amendment in accordance with Article 3-12 of Regulation S-X.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3655 with other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Kathleen Moriarty, Esq.
       Kaye Scholer LLP